

ERSTE BANK

The Bank for Central and Eastern Europe



INTERIM REPORT
THIRD QUARTER 2006



KEY FINANCIAL AND SHARE DATA

in EUR million (unless stated otherwise)	1/1 - 30/9/06	1/1 - 30/9/05*
Income statement		
Net interest income	2,261.5	2,063.5
Risk provisions for loans and advances	-331.2	-329.1
Net commission income	1,036.5	921.9
Net trading result	187.8	171.6
General administrative expenses	-2,112.3	-1,990.0
Operating result	1,398.8	1,203.9
Pre-tax profit	1,038.2	864.4
Net profit after minority interests	649.3	508.8
Profitability ratios		
Net interest margin (in %)	2.10	2.07
Cost/income ratio (in %)	60.2	62.3
Return on equity (in %)	13.0	18.5
Earnings per share (in EUR)	2.18	2.12
	30/9/06	**31/12/05***
Balance sheet		
Total assets	162,569	152,660
Loans and advances to credit institutions	18,307	16,858
Loans and advances to customers	87,230	80,419
Risk provisions for loans and advances	-2,823	-2,817
Securities and other financial investments	50,263	47,681
Other assets	9,592	10,519
Total liabilities and shareholders' equity	162,569	152,660
Amounts owed to credit institutions	34,135	33,911
Amounts owed to customers	80,660	72,793
Debts evidenced by certificates and subordinated capital	23,864	25,581
Other liabilities, including minority interests	16,731	16,246
Shareholders' equity	7,179	4,129
Changes in total qualifying capital		
Risk-weighted assets pursuant to Section 22 (2) Austrian Banking Act	81,534	75,078
Solvency ratio pursuant to Section 22 Austrian Banking Act (in %)	14.3	11.0
Tier 1 ratio (in %)	10.0	6.8
	1/1 -30/9/06	**1/1 -30/9/05**
Stock market data (Vienna Stock Exchange)		
High (in EUR)	51.69	47.45
Low (in EUR)	40.40	36.36
Close (in EUR)	49.10	44.50
Market capitalisation (in EUR billion)	15.20	10.80
Trading volume (in EUR billion)	6.00	3.17

* Prior-year figures have been adapted pursuant to the requirements of IAS 32 and IAS 39. Details of these changes were outlined in the press release dated 6 December 2005, which can be found on the Erste Bank website (www.erstebank.com).

RATINGS

Fitch	
Long-term	A
Short-term	F1
Individual	B/C
Moody's Investors Service	
Long-term	A1
Short-term	P-1
Bank Financial Strength Rating	C+
Standard & Poor's	
Short-term	A-2

PERFORMANCE OF THE ERSTE BANK SHARE



120
100
80
1 January 2006
30 September 2006
ERSTE BANK Share
Austrian Traded Index (ATX)
DJ Euro Stoxx Banks

Highlights

_ Net interest income rose from EUR 2,063.5 million to EUR 2,261.5 million (up 9.6%*)

_ Net commission income grew from EUR 921.9 million to EUR 1,036.5 million (up 12.4%)

_ Operating income increased from EUR 3,193.9 million to EUR 3,511.1 million (up 9.9%)

_ General administrative expenses went up from EUR 1,990.0 million to EUR 2,112.3 million (by 6.1%)

_ Operating result improved from EUR 1,203.9 million to EUR 1,398.8 million (up 16.2%)

_ Pre-tax profit climbed from EUR 864.4 million to EUR 1,038.2 million (up 20.1%)

_ Net profit after minority interests advanced from EUR 508.8 million to EUR 649.3 million (up 27.6%)

_ The cost/income ratio improved from 61.8% for FY 2005 to 60.2%

_ Return on equity in the first three quarters of 2006 (after the Jan 06 capital increase) was 13.0% compared to 19.0% for FY 2005

_ Total assets increased from EUR 152.7 billion at end-2005 to EUR 162.6 billion (up 6.5%)

_ Earnings per share rose from EUR 2.12 to EUR 2.18

_ The Tier 1 capital ratio at 30 September 2006 was 10.0% (versus 6.8% at the end of 2005) and the solvency ratio was 14.3% (compared to 11.0% at end-2005; the legally required minimum is 8.0%)

*) Comparisons are with the nine months ended 30 September 2005 unless stated otherwise.

Letter from the CEO

Dear shareholders,

in the first nine months of 2006 we posted record net profit of EUR 649 million, up 28% on the same period last year. While third quarter results experienced their usual seasonal weakening, this year this trend was mainly related to a marked deterioration in other operating result. In contrast, the key line items of our income statement continued to go strong. Quarterly net interest income reached another all-time high on the back of strong loan demand and rising interest rates in all our markets, while risk provisions remained stable. Net commission income eased off due to a seasonally weaker, albeit still satisfactory performance in both Austria and the Czech Republic.

Our third quarter performance in Central and Eastern Europe was characterised by accelerating net profit growth and stable margins. We saw a continuation of the loan growth trend despite rising interest rates particularly in Slovakia and Hungary. Low interest rates combined with relatively low retail banking intermediation levels made for a very favourable operating environment in the Czech Republic. This is reflected in an excellent operating result on both segment as well as local results level.

In Croatia we carried on with our measured business expansion in the face of a restrictive monetary environment and intensifying margin pressure. In a similar fashion, we continued to invest in the future in Serbia: the integration and restructuring programme picked up pace and should result in a break-even result in 2007.

Hungary experienced an eventful third quarter both politically and economically. The government approved an austerity package aiming to fight the ballooning budget deficit. This will lead to a significantly increased tax burden in the fourth quarter of 2006, but did not impact profitability in the third quarter. On an operating level the strong performance in net interest and net commission income is very satisfactory.

In Austria growth slowed down after a very strong first half, but is expected to recover in 2007 at the latest. Results were also influenced by a security settlement issue that impacted the provision and other operating lines. While the impact on provisions was negligible thanks to reallocations, the revaluation of the underlying asset led to substantial deterioration in other operating result.

The most significant recent highlight has to be the completion of the acquisition of a majority shareholding in BCR, Romania's leading bank, in early October. In conjunction with the closing we have announced detailed financial guidance for the 2006 – 2009: we expect BCR group net profit in the order of EUR 250m and a cost/income ratio of below 53% in 2006. For the 2006 – 2009 period we estimate BCR group net profit CAGR to surpass 40%, while the cost/income ratio is expected to hit a level of below 40% in 2009.

On group level we saw some very healthy developments in the third quarter, most notably a marked acceleration in net interest income growth. At the same time operating expense growth decelerated. Overall, we are on a good track of delivering above 20% annual earnings growth in 2006, as initially announced in December 2005 and confirmed at our Capital Markets Day in Bucharest.



Andreas Treichl

The share

EQUITY MARKET REVIEW

Following the difficult previous quarter, the observed international stock markets charted price gains across the board, thus further expanding their positive performance for the year to date. Both the US Dow Jones Industrial Average and the European FTSE Eurofirst 300 Index advanced by about 9% since the beginning of the year. A dominant theme on equity markets, alongside the oil price trend and the interest rate policy of central banks, was the reporting of corporate earnings for the second quarter. Until the middle of August, the increase in the price of oil to a record high of USD 78 per barrel (fuelled mainly by the crisis in the Middle East), fears of further interest rate rises, and a disappointing start to the reporting season made for volatile markets.

As the third quarter progressed, share prices then rose thanks to the combination of falling energy and resource prices, companies' largely positive, better-than-expected quarterly results, and takeover speculation and merger plan. Signs of easing economic momentum along with lowered inflation expectations in the USA and then in Europe – all pointing to the possibility of an end to the central banks' rate-tightening cycle – generated additional buoyancy. After 17 consecutive rate increases, the US Federal Reserve did not raise the benchmark rate further in the third quarter. In Europe as well, the European Central Bank is expected to suspend its rate changes from 2007 after the last key rate increase in early October.

With a gain of 3.3% in the third quarter, the Austrian blue-chip index, the ATX, rallied from its earlier decline. However, the Vienna stock exchange performed less well than most major stock markets. This trend in the past quarter was driven mainly by mixed second-quarter reporting – the index heavyweights OMV and Wienerberger fell short of market expectations – and the decline in oil and resource prices. At the end of September 2006 the ATX, at 3,868.27 points, was up 5.5% compared to the start of the year.

The DJ Euro Stoxx Bank Index achieved a rise of 10.1% in the past quarter. In addition to the mostly strong reporting season for European banks that brought double-digit growth, share prices were lifted by takeover rumours and merger plans in the European banking sector. Thus, BBVA shares benefited from speculation of a possible merger with HSBC. Banca Popolare Italiana attracted bids from several foreign banks. The planned union of Italian credit institutions Banca Intesa and Sanpaolo IMI will create one of the ten largest banks in Europe. Thanks to the share price advances, the European banking index closed at 424.38 points on 30 September 2006. This represents an increase of 16.3% since the beginning of 2006.

PERFORMANCE OF THE ERSTE BANK SHARE

In the quarter completed the Erste Bank share gained 11.6%, outperforming Austria's ATX and the DJ Euro Stoxx Bank Index. While the share moved sideways in response to the excellent first half results that were in line with analyst expectations, the share price rose on positive analyst coverage in the run-up to Erste Bank's 2006 international Capital Markets Day held in early October in Bucharest. As a result of the advance, the share price of Erste Bank on 30 September 2006 was EUR 49.10. The performance of the share in the first three quarters was 4.4%. The confirmation of the growth targets, the completion of the BCR acquisition and the positive feedback from analysts led to further gains. On 25 October the Erste Bank share reached its highest close to date of EUR 55.

INVESTOR RELATIONS

On 9 October 2006 in Bucharest, Erste Bank held its fourth international Capital Markets Day. A record audience of more than 70 institutional investors and analysts was thoroughly briefed by the management on the key topic, Banca Comerciala Romana (BCR). Other items on the programme were updates on the developments and outlook in Erste Bank's markets and the progress of the efficiency improvement programme known as New Group Architecture. Avid interest was also shown in the live webcast of the Capital Markets Day on the Internet, with 820 downloads on the day of the event. The video recording of the event is available for replay on the website of Erste Bank at www.erstebank.com under: Investor Relations, Capital Markets Day.

Likewise, the management of Erste Bank met with numerous investors at its Asian road show organised together with UBS as well as at the presentations organised by the Vienna Stock Exchange in September in London and Edinburgh and banking conferences hosted by HSBC and Capital Bank.

Business performance

Two International Financial Reporting Standards revised by the International Accounting Standards Board – IAS 32 (Financial Instruments: Disclosure and Presenta-tion) and IAS 39 (Financial Instruments: Recognition and Measurement) – must be applied from 1 January 2005. The revisions primarily affect the presentation of securities business and of loan valuation, as well as the reporting of hybrid capital. All prior-year data and rates of change shown reflect the restatement of the old data in accordance with these revised standards. Details on these changes were described on 3 May 2005 and 6 December 2005 that are available on the Erste Bank website. Since 9 August 2005 (the acquisition's closing date) the Serbian new acquisition, Erste Bank Serbia, is included in the consolidated financial statements.

SUMMARY OF BUSINESS PERFORMANCE

Operating result for the first nine months of 2006 grew by 16.2% to EUR 1,398.8 million. Operating income was up 9.9% to EUR 3,511.1 million, while operating expenses increased by 6.1% to EUR 2,112.3 million. The cost/income ratio improved to 60.2% in the first three quarters of 2006 from 61.8% for the full year 2005.

The successful EUR 2.9 billion capital increase in the first quarter, as expected, caused return on equity to decrease from 19% in the full 2005 financial year to 13.0%. Total assets of Erste Bank increased by 6.5% in the first nine months of 2006 to EUR 162.6 billion.

Outlook

The acquisition of a 61.9% ownership interest in Romania's largest bank, Banca Comercială Română (BCR), closed on 12 October 2006. The new subsidiary will be consolidated in the accounts of the Erste Bank Group from this closing date. As a result of restructuring costs, no significant earnings contribution is expected from BCR for 2006.

At Erste Bank's Capital Markets Day on 9 October 2006, the financial targets for 2006 and subsequent years were reaffirmed. For the period from 2005 to 2009, the management predicts average annual growth of more than 20% in net profit after minority interests. A cost/income ratio of less than 55% is targeted for 2009. As a result of the strong rise of almost 70% in shareholders' equity in the course of the capital increase at the beginning of 2006, return on equity will ease as expected for this financial year. However, it should then advance again, to a level of between 18% and 20% in 2009.

For 2006, net profit after minority interests is also expected to grow by at least 20%. Following the inclusion of BCR, the profit growth target for 2007 was raised from at least 20% to a new minimum of 25%.

PERFORMANCE IN DETAIL

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Net interest income	2,261.5	2,063.5	9.6
Risk provisions for loans and advances	-331.2	-329.1	0.6
Net commission income	1,036.5	921.9	12.4
Net trading result	187.8	171.6	9.4
General administrative expenses	-2,112.3	-1,990.0	6.1
Insurance business	25.3	36.9	-31.4
Other operating result	-29.4	-10.4	<-100.0
Pre-tax profit	**1,038.2**	**864.4**	**20.1**
Net profit after minority interests	**649.3**	**508.8**	**27.6**

Net interest income

In the third quarter of 2006, net interest income improved significantly (to EUR 779.7 million from EUR 757.8 million in the second quarter of this year and from EUR 694.0 million in the third quarter of 2005). On a cumulative basis over the first nine months of this year, the increase compared to the corresponding period one year earlier was 9.6%, from EUR 2,063.5 million to EUR 2,261.5 million.

Overall, this year's rising trend in interest rates had a positive effect on the retail business in the entire Group. The central and east European subsidiaries in particular contributed to this good result through strong loan growth. Thus, loans and advances to customers expanded by 16.9% compared to the figure for the end of 2005. However, the savings banks too showed a significant improvement in the third quarter.

Net interest margin (net interest income as a percentage of average interest-bearing assets), at 2.1%, barely changed over the first three quarters of 2006 in comparison to 2005 as a whole. There was very little change either in Austria, where net interest margin was 1.6%, or in Central and Eastern Europe, where it averaged 3.5%.

Net commission income

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Lending business	146.0	143.4	1.8
Payment transfers	384.6	354.3	8.6
Securities transactions	335.1	273.8	22.4
Investment fund transactions	159.3	112.1	42.1
Custodial fees	39.0	37.8	3.2
Brokerage	136.8	123.9	10.4
Insurance business	49.7	52.9	-6.0
Building society brokerage	21.8	23.5	-7.2
Foreign exchange transactions	28.1	28.6	-1.7
Other	71.2	45.4	56.8
Total	**1,036.5**	**921.9**	**12.4**

A strong increase was also achieved in net commission income, which rose by 12.4% from the prior-year level of EUR 921.9 million to EUR 1,036.5 million.

For 2006 to date, the most important driver of this growth has been the securities business, where income rose by 22.4% to EUR 335.1 million. Similarly, income from payments services advanced by 8.6% to EUR 384.6 million.

Overall, the increase in net commission income in Austria was somewhat higher than in Central and Eastern Europe.

Trading result

Net trading result in the third quarter was EUR 51.6 million, slightly higher than in the preceding quarter (EUR 45.0 million), but as expected considerably less than the first quarter's exceptionally strong result of EUR 91.2 million. On a cumulative basis over the first nine months, net trading result grew by 9.4% from EUR 171.6 million in the first nine months of 2005 to EUR 187.8 million.

While the market environment has caused a decrease in income from the securities business in recent months, there was substantial growth in earnings from foreign exchange transactions.

Insurance business

Income from insurance business in the first nine months of 2006 should be viewed in context of a very strong result in the same period last year. 2005 results were underpinned by above average income from security revaluations and sales. A repeat performance was therefore always unlikely, especially against the backdrop of rising interest rates and declining securities prices. As a result, income from insurance business contracted by EUR 36.9 million or 31.4% to EUR 25.3 million.

General administrative expenses – Erste Bank Group

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Personnel expenses	1,239.7	1,154.7	7.4
Other administrative expenses	624.4	584.9	6.8
Subtotal	1,864.1	1,739.6	7.2
Depreciation and amortisation	248.2	250.4	-0.9
Total	**2,112.3**	**1,990.0**	**6.1**

General administrative expenses – Austria (inc. Corporate Center and International Business)

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Personnel expenses	877.9	835.0	5.1
Other administrative expenses	313.0	309.3	1.2
Subtotal	1,190.9	1,144.3	4.1
Depreciation and amortisation	117.1	127.3	-8.0
Total	**1,308.0**	**1,271.6**	**2.9**

General administrative expenses – Central and Eastern Europe

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Personnel expenses	361.8	319.7	13.2
Other administrative expenses	311.4	275.6	12.9
Subtotal	673.2	595.3	13.1
Depreciation and amortisation	131.1	123.1	6.5
Total	**804.3**	**718.4**	**12.0**

General administrative expenses in the first nine months rose by 6.1% from EUR 1,990.0 million to EUR 2,112.3 million.

The increase in Central and Eastern Europe, at 12.0%, was higher than the Group average. This is explained both by the trend in exchange rates and by the consolidation of Erste Bank Serbia, particularly in light of the subsidiary's restructuring expenses. Excluding these two effects, the rate of increase in Central and Eastern Europe was 6.6%.

Personnel expenses registered an increase of 7.4% from EUR 1,154.7 million to EUR 1,239.7 million. Here as well, the change was greater in Central and Eastern Europe, partly as a result of necessary salary adjustments to market levels and partly due to branch network expansion in Hungary and Croatia. Another important factor was the consolidation of Erste Bank Serbia, where restructuring costs of about EUR 5.0 million for staff reduction measures were included in the first half of 2006.

Excluding the effect of Erste Bank Serbia's consolidation, total personnel expenses increased by 6.4%, with the Central and Eastern European portion of the increase running to 9.6%.

The employee count saw a small uptick in the first three quarters of 2006. The slight growth of 1.3% to a new total of 36,612 employees represented primarily the expansion of the branch network in Hungary and Croatia. In addition, in Hungary, a change in legislation required that 100 freelance staff members be transferred to permanent staff.

Headcount at 30 September 2006

	30/9/06	31/12/05	%-Change
Domestic incl. Haftungsverbund savings banks	**14,850**	**14,757**	**0.6**
International	**21,762**	**21,393**	**1.7**
Česká spořitelna Group	10,720	10,755	-0.3
Slovenská sporiteľňa Group	4,880	4,836	0.9
Erste Bank Hungary Group	2,870	2,551	12.5
Erste Bank Croatia	1,676	1,604	4.5
Erste Bank Serbia	838	915	-8.4
Other subsidiaries in CEE and foreign branches	778	732	6.3
Total	**36,612**	**36,150**	**1.3**

There was modest expansion in other administrative expenses by 6.8% from EUR 584.9 million to EUR 624.4 million. The increase was almost entirely confined to the Central and Eastern European subsidiaries (up 12.9%), while the increment in the rest of the Group was a mere 1.2%.

Information technology expenses, the largest cost item, were up by 4.2% to EUR 144.3 million. The above average increase in other administrative expenses was related largely to office space and various projects. Consulting costs decreased in the period under review.

Depreciation edged 0.9% lower to EUR 248.2 million, a reflection mainly of the more conservative approach to capital spending in recent years.

Operating result

Operating income (net interest income, net commission income, net trading result and income from insurance business) grew by 9.9% from EUR 3,193.9 million to EUR 3,511.1 million. This was well above the rise in general administrative expenses, which increased by 6.1% from EUR 1,990.0 million to EUR 2,112.3 million.

Operating result, as the balance of these two items, thus rose 16.2% from EUR 1,203.9 million to EUR 1,398.8 million.

Risk provisions for loans and advances

Risk provisions for loans and advances rose slightly by 0.6% from EUR 329.1 million to EUR 331.2 million. In domestic business the percentage increase was higher, but was balanced by corresponding releases of provisions that were no longer needed. In Central and Eastern Europe, an increase in new loan provisions resulted in part from the rapid expansion in credit volume. Additionally, Česká spořitelna's net new provisioning in the year-earlier period was unusually low thanks to the release of the final tranche of a general provision. The requirement for loan loss provisions in the International Business is very low thanks to the excellent portfolio quality.

Other operating result

The negative balance represented by other operating result deteriorated from EUR -10.4 million to EUR -29.4 million.

This was a consequence of lower earnings from revaluations and sales related to securities transactions, which were unusually high in the prior-year period, as well as a disputed securities settlement case.

FINANCIAL RESULTS IN THE THIRD QUARTER OF 2006

Consolidated net profit after minority interests, at EUR 200.6 million, was only slightly lower than the second-quarter result (EUR 209.1 million).

Net interest income grew by 2.9% from the second quarter's EUR 757.8 million to EUR 779.7 million in the third quarter. Net commission income meanwhile eased by 4.7% from EUR 355.5 million to EUR 338.8 million. The decrease occurred mostly in Austria, and was particularly related to seasonally weaker securities business, which still plays a much greater role domestically than in Central and Eastern Europe.

While the net trading result of EUR 51.6 million, owing to the market environment, was higher than the weak second quarter (EUR 45.0 million), it could not match the exceptionally strong first quarter.

In contrast, income from insurance business, at EUR 10.3 million, was up significantly (second quarter: EUR 7.3 million), thanks mainly to the contribution of the insurance subsidiary in the Czech Republic. Insurance income in Austria remained unchanged.

General administrative expenses of EUR 707.4 million were 0.5% lower than in the previous quarter (EUR 711.0 million).

Specifically, personnel expenses inched up from EUR 415.7 million to EUR 417.0 million; other administrative expenses declined from EUR 212.0 million to EUR 210.7 million; and depreciation eased from EUR 83.3 million to EUR 79.7 million.

Operating result in the third quarter was thus EUR 473.0 million (previous quarter: EUR 454.6 million), marking a new all-time high for a quarter.

The cost/income ratio improved slightly from the second quarter's 61.0% to a new level of 59.9%, breaking through the 60% mark for the first time.

Net new risk provisions for loans and advances were EUR 112.9 million, up 3.4% from the previous quarter.

A significant negative movement from EUR -19.2 million to EUR -28.5 million was seen in other operating result. This development was largely attributable to lower securities valuations.

DEVELOPMENT OF THE BALANCE SHEET

in EUR million	30/9/06	31/12/05	%-Change
Loans and advances to credit institutions	18,307	16,858	8.6
Loans and advances to customers	87,230	80,419	8.5
Risk provisions for loans and advances	-2,823	-2,817	0.2
Securities and other financial investments	50,263	47,681	5.4
Other assets	9,592	10,519	-8.8
Total assets	**162,569**	**152,660**	**6.5**

in EUR million	30/9/06	31/12/05	%-Change
Amounts owed to credit institutions	34,135	33,911	0.7
Amounts owed to customers	80,660	72,793	10.8
Debts evidenced by certificates and subordinated capital	23,864	25,581	-6.7
Other liabilities	14,464	13,914	4.0
Total equity	9,446	6,461	46.2
Shareholders' equity	7,179	4,129	73.9
Minority interests	2,267	2,332	-2.8
Total liabilities	**162,569**	**152,660**	**6.5**

In the first three quarters of 2006, total assets of the Erste Bank Group increased by 6.5% to EUR 162.6 billion.

A strong contributing factor was the 8.5% growth in loans and advances to customers, which rose to EUR 87.2 billion. This resulted above all from the strong credit growth in Central and Eastern Europe, where the loan portfolio rose by 16.9% to EUR 22.2 billion.

Risk-weighted assets as defined by Section 22 (2) of the Austrian Banking Act (BWG) rose by 8.6% in the first nine months of 2006 to EUR 81.5 billion.

The stock of risk provisions for loans and advances remained virtually unchanged at EUR 2.8 billion.

Total holdings of securities and financial investments grew by 5.4% compared to the end of 2005, from EUR 47.7 billion to EUR 50.3 billion. This reflected in particular an increase in trading assets and long-term investments in bonds.

At 30 September 2006, assets at fair value through profit or loss and assets available for sale (excluding investments of insurance companies) represented a fair-value portfolio of EUR 4.5 billion and an available-for-sale portfolio of EUR 14.2 billion.

Amounts owed to customers registered above average growth of 10.8% from EUR 72.8 billion to EUR 80.7 billion. The rise in savings deposits (up 7.2% to EUR 41.6 billion) resulted largely from a reclassification of certain deposit products that had previously been reported under other customer deposits.

Customer deposits were significantly boosted both in Austria and in Central and Eastern Europe, with the CEE subsidiaries accounting for a particularly strong increase of 14.3% to EUR 30.3 billion.

Erste Bank's own outstanding debt securities (debts evidenced by certificates plus subordinated capital) were reduced from EUR 25.6 billion to EUR 23.9 billion, or by 6.7%, though subordinated capital increased significantly, by 22.6% to EUR 5.3 billion. This reflected, among other factors, the issue in September 2006 of EUR 400 million in hybrid capital qualifying as Tier 1 capital. Much of the 12.6% reduction to EUR 18.6 billion in other debts evidenced by certificates can be attributed to the redemption of short-term certificates of deposit and commercial paper.

As a result of the capital increase carried out by Erste Bank in January 2006, reported capital rose by 46.2% to EUR 9.4 billion. Specifically, this represented an increase of 73.9% in shareholders' equity to EUR 7.2 billion, while minority equity interests fell by 2.8% to EUR 2.3 billion. Owing to the rise in interest rates, the revaluation of the available-for-sale portfolio had a negative effect both on shareholders' equity (although this was outweighed by the effect of the capital increase) and on minority interests.

Total eligible qualifying capital of Erste Bank at 30 September 2006 as defined by the Austrian Banking Act was approximately EUR 12.1 billion (2005 year-end: EUR 8.6 billion). The cover ratio at 30 September 2006 based on the legal minimum requirement (EUR 6.9 billion) was 174% (2005 year-end: 135%).

Tier 1 (core) capital at 30 September 2006 as defined by the Austrian Banking Act was approximately EUR 8.2 billion (2005 year-end: EUR 5.1 billion), giving a Tier 1 capital ratio of 10.0% (2005 year-end: 6.8%).

The solvency ratio at 30 September 2006 under the Austrian Banking Act was 14.3%, significantly higher than the legally required minimum of 8%.

With the acquisition of BCR (the transaction closed on 12 October 2006), these ratios will decline accordingly.

Financial statements

I. Consolidated income statement of Erste Bank from 1 January to 30 September 2006

in EUR million	(Notes)	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Interest and similar income		4,950.7	4,242.9	16.7
Interest paid and similar expenses		-2,689.2	-2,179.4	23.4
Net interest income	**(1)**	**2,261.5**	**2,063.5**	**9.6**
Risk provisions for loans and advances	(2)	-331.2	-329.1	0.6
Fee and commission income		1,305.1	1,128.7	15.6
Fee and commission expenses		-268.6	-206.8	29.9
Net commission income	**(3)**	**1,036.5**	**921.9**	**12.4**
Net trading result	(4)	187.8	171.6	9.4
General administrative expenses	(5)	-2,112.3	-1,990.0	6.1
Income from insurance business	(6)	25.3	36.9	-31.4
Other operating result	(7)	-29.4	-10.4	>-100.0
Pre-tax profit for the period		**1,038.2**	**864.4**	**20.1**
Taxes on income		-233.6	-209.1	11.7
Profit for the period		**804.6**	**655.3**	**22.8**
Minority interests		-155.3	-146.5	6.0
Net profit after minority interests		**649.3**	**508.8**	**27.6**

Earnings per share

Earnings per share constitute net profit after minority interests divided by the average number of ordinary shares outstanding. Diluted earnings per share represent the maximum potential dilution (increase in the average number of shares) which would occur if all issued subscription and conversion rights were exercised.

in EUR	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Earnings per share	2.18	2.12	2.8
Diluted earnings per share	2.17	2.11	2.9

II. Consolidated balance sheet of Erste Bank at 30 September 2006

in EUR million	(Notes)	30/9/06	31/12/05	%-Change
ASSETS				
Cash and balances with central banks		2,355	2,728	-13.7
Loans and advances to credit institutions	(8)	18,307	16,858	8.6
Loans and advances to customers	(9)	87,230	80,419	8.5
Risk provisions for loans and advances	(10)	-2,823	-2,817	0.2
Trading assets	(11)	6,006	5,426	10.7
Fair value through profit or loss and available for sale	(12)	18,738	18,644	0.5
Financial investments	(13)	25,519	23,611	8.1
Intangible assets		1,919	1,911	0.4
Tangible assets		1,649	1,688	-2.3
Other assets		3,669	4,192	-12.5
Total assets		**162,569**	**152,660**	**6.5**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Amounts owed to credit institutions	(14)	34,135	33,911	0.7
Amounts owed to customers	(15)	80,660	72,793	10.8
Debts evidenced by certificates		18,603	21,291	-12.6
Provisions	(16)	9,069	8,635	5.0
Other liabilities		5,395	5,279	2.2
Subordinated capital		5,261	4,290	22.6
Total equity		9,446	6,461	46.2
Shareholders' equity		7,179	4,129	73.9
Minority interests		2,267	2,332	-2.8
Total liabilities and shareholders' equity		**162,569**	**152,660**	**6.5**

III. Consolidated statement of changes in equity

in EUR million	Subscribed capital	Add. paid-in capital	Retained earnings	Shareholders' equity	Minority interests	Total equity
Equity as of 1 January 2005	**483**	**1.429**	**1.512**	**3.424**	**2.529**	**5.953**
Currency translation			39	39	5	44
Changes in own shares			-4	-4		-4
Dividends			-120	-120	-107	-227
Capital increases	3	32		35		35
Profit for the year			509	509	146	655
Other changes			-12	-12	-74	-86
Cash flow hedge			-34	-34	4	-30
Available for sale			18	18	100	118
Deferred taxes			4	4	-26	-22
Change of interests in subsidiaries					-152	-152
Other						
Equity as of 30 September 2005	**486**	**1.461**	**1.924**	**3.871**	**2.499**	**6.370**
Cash flow hedge reserve at reporting date				4	20	24
Available for sale reserve at reporting date				198	349	547
Deferred tax reserve at reporting date				-49	-91	-140
Equity as of 1 January 2006	**486**	**1.464**	**2.179**	**4.129**	**2.332**	**6.461**
Currency translation			15	15	-1	14
Changes in own shares			-262	-262		-262
Dividends			-133	-133	-42	-175
Capital increases	132	2.765*)		2.897		2.897
Profit for the year			649	649	155	804
Other changes			-116	-116	-177	-293
Cash flow hedge			-6	-6	-17	-23
Available for sale			-146	-146	-207	-353
Deferred taxes			36	36	56	92
Change of interests in subsidiaries					-9	-9
Other						
Equity as of 30 September 2006	**618**	**4.229**	**2.332**	**7.179**	**2.267**	**9.446**
Cash flow hedge reserve at reporting date				-6	-9	-15
Available for sale reserve at reporting date				-1	54	53
Deferred tax reserve at reporting date				1	-10	-9

*) Including capital increase expenses totaling EUR -54.8 million after taxes

IV. Cash flow statement

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Cash and cash equivalents at beginning of period	2.728	2.723	0,2
Cash flow from operating activities	-1.770	1.173	>100
Cash flow from investing activities	-2.104	-1.729	21,7
Cash flow from financing activities	3.497	709	>100
Effect of currency translation	4	30	-86,7
Cash and cash equivalents at end of period	**2.355**	**2.906**	**-19,0**

V. Notes

The consolidated financial statements of the Erste Bank Group are prepared in accordance with the current International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB) and with the interpretation of these standards by the International Financial Reporting Interpretations Committee (IFRIC), formerly the Standing Interpretations Committee (SIC). These interim financial statements for the first three quarters of 2006 comply with IAS 34 (Interim Financial Reporting). There were no changes in accounting policies in the reporting period.

The comparative data from 2005 has been restated in accordance with the requirements of IAS 32 and IAS 39. Details of these restatements were presented in a press release on 6 December 2005 that can be found on the Erste Bank website.

A. SIGNIFICANT BUSINESS EVENTS IN THE REPORTING PERIOD

On 9 January 2006 the Management Board of Erste Bank AG decided, with the approval of the Supervisory Board, to increase the share capital of Erste Bank der oesterreichischen Sparkassen AG for the dual purpose of financing the acquisition of a 61.88% ownership interest in Banca Comerciala Romana (BCR) and strengthening Erste Bank's own capital resources, by issuing approximately 58.95 million new shares plus an over-allotment (greenshoe) option of 10%, and thus a total of up to about 64.85 million new shares. The subscription and offering period for the new shares ran from 11 to 26 January 2006. In the capital increase, and including the fully exercised greenshoe option, 64,848,960 new shares were issued at an offering price of EUR 45.00. The subscribed share capital was thus increased by EUR 129.7 million.

In April 2006, under the management share option plan (MSOP) launched in 2002, a total of 348,236 shares were subscribed for at an exercise price of EUR 16.50 per share (which took into account the stock split performed in 2004). This resulted in issue proceeds of EUR 9,247,701, of which EUR 696,472 was allocated to the share capital and EUR 8,551,229 to additional paid-in capital. The difference between the exercise price (EUR 16.50) and the closing price of the Erste Bank share at the value date (EUR 45.85) was EUR 29.35. Additionally, under the MSOP launched in 2005, a total of 85,855 shares were subscribed for in May 2006 at an exercise price of EUR 43.00 per share. This resulted in issue proceeds of EUR 3,791,259, of which EUR 171,710 was allocated to subscribed share capital and EUR 3,619,549 to additional paid-in capital. The difference between the exercise price (EUR 43.00) and the closing price of the Erste Bank share at the value date (EUR 45.85) was EUR 2.85.

In the second exercise window from 1 to 11 August, a further 9,430 shares were subscribed for at an exercise price of 43.00 per share. This resulted in issue proceeds of EUR 412,497, of which EUR 18,860 was allocated to subscribed share capital and EUR 393,637 to additional paid-in capital. The difference between the exercise price (EUR 43.00) and the closing price of the Erste Bank share at the value date (EUR 45.86) was EUR 2.86.

Additionally, under the 2006 employee share ownership plan (ESOP), 479,524 shares were purchased from 8 to 19 May 2006 (compared to 332,640 shares in 2005). This year's exercise price, set at 20% below the average price of April 2006, was EUR 39.00 per share. The resulting issue proceeds of EUR 18,701,436 plus EUR 887,786 (from the difference between the exercise price of EUR 39.00 and the quoted price of EUR 44.88 on the 1 June 2006 value date for 150,984 shares subscribed by employees of Erste Bank AG, charged to personnel expenses) totalled EUR 19,589,222. Of this amount, EUR 959,048 was assigned to subscribed share capital and EUR 18,630,174 to additional paid-in capital. The shares under both plans are subject to a holding period of one year.

A total of 913,615 new shares were issued in a capital increase from contingent capital. In the third quarter the number of Erste Bank shares outstanding thus increased from 308,946,175 to 308,955,605 and subscribed share capital expanded from EUR 617,892,350 to EUR 617,911,210.

On 14 June 2006 Erste Bank together with three other Austrian banks established a company to provide support to BAWAG P.S.K. The contribution of Erste Bank is EUR 100 million. The contributing banks supply the funds largely without risk. Investment of the capital is restricted to euro government bonds with an excellent rating.

Erste Bank entered the Ukrainian market by way of purchasing a 50.5% interest in Bank Prestige. An agreement to this effect was signed on 28 July 2006. The purchase price amounts to EUR 27.7 million. The transaction will become legally effective upon closing, which is expected to take place in the fourth quarter of 2006.

B. EVENTS AFTER THE BALANCE SHEET DATE

The acquisition of Banca Comerciala Romana S.A. (BCR) by Erste Bank was completed on 12 October 2006. For EUR 3.75 billion, Erste Bank acquired 61.8825% of the shares of BCR from the Romanian government as well as from the EBRD and IFC.

C. INFORMATION ON THE CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

(1) Net interest income

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Interest income from			
Lending and money market transactions with credit institutions	692.7	531.7	30.3
Lending and money market transactions with customers	2,928.6	2,481.5	18.0
Fixed-income securities	1,061.1	983.7	7.9
Other interest and similar income	54.1	44.3	22.1
Current income from			
Shares and other variable-yield securities	128.5	131.2	-2.1
Investments	37.7	17.9	>100.0
Property used by outside parties	48.0	52.6	-8.7
Total interest and similar income	**4,950.7**	**4,242.9**	**16.7**
Interest expenses for			
Amounts owed to credit institutions	-884.7	-577.7	53.1
Amounts owed to customers	-1,034.7	-887.5	16.6
Debts evidenced by certificates	-563.6	-525.0	7.4
Subordinated capital	-199.7	-185.2	7.8
Other	-6.5	-4.0	62.5
Total interest and similar expenses	**-2,689.2**	**-2,179.4**	**23.4**
Total	**2,261.5**	**2,063.5**	**9.6**

(2) Risk provisions for loans and advances

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Release of risk provisions for loans and advances	-300.0	-295.9	1.4
Direct write-offs of loans and advances and amounts received against written-off loans and advances	-31.2	-33.2	-6.0
Total	**-331.2**	**-329.1**	**0.6**

(3) Net commission income

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Lending business	146.0	143.4	1.8
Payment transfers	384.6	354.3	8.6
Securities transactions	335.1	273.8	22.4
Investment fund transactions	159.3	112.1	42.1
Custodial fees	39.0	37.8	3.2
Brokerage	136.8	123.9	10.4
Insurance business	49.7	52.9	-6.0
Building society brokerage	21.8	23.5	-7.2
Foreign exchange transactions	28.1	28.6	-1.7
Other	71.2	45.4	56.8
Total	**1,036.5**	**921.9**	**12.4**

(4) Net trading result

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Securities and derivatives trading	65.4	77.3	-15.4
Foreign exchange transactions	122.4	94.3	29.8
Total	**187.8**	**171.6**	**9.4**

(5) General administrative expenses

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Personnel expenses	-1,239.7	-1,154.7	7.4
Other administrative expenses	-624.4	-584.9	6.8
Depreciation and amortisation	-248.2	-250.4	-0.9
Total	**-2,112.3**	**-1,990.0**	**6.1**

(6) Income from insurance business

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Premiums earned	783.8	923.0	-15.1
Investment income from technical business	222.9	292.7	-23.8
Claims incurred	-266.4	-204.3	30.4
Change in underwriting reserves	-598.8	-851.2	-29.7
Expenses for policyholder bonuses	-37.7	-94.7	-60.2
Operating expenses	-86.8	-88.6	-2.0
Sundry underwriting profit/loss	7.4	59.0	-87.5
Underwriting profit/loss	**24.4**	**35.9**	**-32.0**
Financial profit/loss	223.8	293.7	-23.8
Carry forward-underwriting	-222.9	-292.7	23.8
Total	**25.3**	**36.9**	**-31.4**

(7) Other operating result

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Other operating income	42.8	63.3	-32.4
Other operating expenses	-123.8	-148.7	-16.7
Impairment of goodwill	0.0	0.0	n.a.
Other operating expenses	-123.8	-148.7	-16.7
Results from measurement/sale of securities held as fair value through profit or loss and available for sale	39.2	72.4	-45.9
Fair value portfolio	0.5	25.0	-98.0
Available for sale portfolio	38.7	47.4	-18.4
Income from investments and related companies	12.4	2.6	>100.0
Total	**-29.4**	**-10.4**	**<-100.0**

D. INFORMATION ON THE CONSOLIDATED BALANCE SHEET OF ERSTE BANK

(8) Loans and advances to credit institutions

in EUR million	30/9/06	31/12/05	%-Change
Loans and advances to domestic credit institutions	2,549	2,271	12.2
Loans and advances to foreign credit institutions	15,758	14,587	8.0
Total	**18,307**	**16,858**	**8.6**

(9) Loans and advances to customers

in EUR million	30/9/06	31/12/05	%-Change
Loans and advances to domestic customers	**51,444**	**49,816**	**3.3**
Public sector	2,801	2,667	5.0
Commercial customers	28,317	27,547	2.8
Private customers	20,184	19,429	3.9
Unlisted securities	20	27	-25.9
Other	122	146	-16.4
Loans and advances to foreign customers	**35,786**	**30,603**	**16.9**
Public sector	1,465	1,595	-8.2
Commercial customers	20,971	17,579	19.3
Private customers	11,809	9,771	20.9
Unlisted securities	1,266	1,442	-12.2
Other	275	216	27.3
Total	**87,230**	**80,419**	**8.5**

(10) Risk provisions for loans and advances

in EUR million	1/1 - 30/9/06	1/1 - 30/9/05	%-Change
Risk provisions for loans and advances			
at 1 January	**2,817**	**2,804**	**0.5**
Use	-289	-217	33.2
Net allocation of risk provisions	300	296	1.4
Changes in exchange rates	-5	19	>100
at 30 September	**2,823**	**2,902**	**-2.7**
Other risk provisions (off-balance sheet transactions and other lending commitments)	167	149	12.1
Risk provisions at 30 September	**2,990**	**3,051**	**-2.0**

(11) Trading assets

in EUR million	30/9/06	31/12/05	%-Change
Bonds and other fixed-income securities	3,321	3,194	4.0
Shares and other variable-yield securities	907	777	16.7
Positive fair value of derivative financial instruments	1,778	1,455	22.2
Total	**6,006**	**5,426**	**10.7**

(12) *Fair value through profit or loss and avalailable for sale*

in EUR million	30/9/06	31/12/05	%-Change
Fair value through profit or loss (Fair value portfolio)			
Bonds and other fixed-income securities	3,539	3,458	2.3
Shares and other variable-yield securities	941	912	3.2
Fair value against equity (AfS portfolio)			
Bonds and other fixed-income securities	10,865	11,004	-1.3
Shares and other variable-yield securities	3,393	3,270	3.8
Total	**18,738**	**18,644**	**0.5**

(13) Financial investments

in EUR million	30/9/06	31/12/05	%-Change
Bonds and other fixed-income securities	15,995	14,725	8.6
Other variable-yield securities	300	397	-24.4
Investments / equity holdings	681	519	31.2
Investments of insurance companies	7,575	7,066	7.2
Other financial investments (particularly property used by outside parties)	968	904	7.1
Total	**25,519**	**23,611**	**8.1**

(14) Amounts owed to credit institutions

in EUR million	30/9/06	31/12/05	%-Change
Amounts owed to domestic credit institutions	8,339	9,804	-14.9
Amounts owed to foreign credit institutions	25,796	24,107	7.0
Total	**34,135**	**33,911**	**0.7**

(15) Amounts owed to customers

in EUR million	30/9/06	31/12/05	%-Change
Savings deposits	41,608	38,823	7.2
Other	39,052	33,970	15.0
Total	**80,660**	**72,793**	**10.8**

(16) *Provisions*

in EUR million	30/9/06	31/12/05	%-Change
Long-term employee provisions	1,077	1,071	0.6
Underwriting provisions	7,570	7,056	7.3
Other provisions	422	508	-16.9
Total	**9,069**	**8,635**	**5.0**

E. ADDITIONAL INFORMATION

(17) Contingent liabilities and other obligations

in EUR million	30/9/06	31/12/05	%-Change
Contingent liabilities	**12,239**	**10,417**	**17.5**
Guarantee liabilities	12,038	10,130	18.8
Other	201	287	-30.0
Other obligations	**19,714**	**17,893**	**10.2**
Undrawn credit and loan commitments	17,693	16,576	6.7
Other	2,021	1,317	53.5

Legal proceedings

In 2002 Erste Bank formed the Haftungsverbund in the basis of a set of agreements with the majority of the Austrian savings banks. While the primary purpose of the Haftungsverbund is to establish a joint early-warning system as well as a cross-guarantee for certain liabilities (mostly deposits) of member savings banks, and to strengthen the group's cooperation on the market, the Haftungsverbund-agreements also had the effect that Erste Bank and the other member institutions qualify as a "credit institutes group" within the meaning of the Act. This allows Erste Bank to consolidate the "Qualifying Capital" and the risk-weighted assets of the members of the Haftungsverbund. At the end of 2003, an Austrian competitor of Erste Bank alleged to the FMA and to the Austrian Federal Competition Authority, as well as to the European Commission, that the formation of the Haftungsverbund violated European banking rules as well as European competition rules.

The preliminary resolution of the Cartel Court published in July 2006 approves / supports the cross-guarantee system and hence up to 100% customer deposit security at the savings banks. The criticism in this ruling of the joint marketing and business policy does not in principle object to the long-standing cooperation in the savings bank group. There were concerns in terms of competition law, which refer primarily to the flow of competition sensitive information from the savings banks to Erste Bank, however no measures or injunctions such as those sought by the complainants were ordered.

Handing down a preliminary resolution only, which is not yet legally binding, the court did not stipulate any conclusions or consequences from its findings which must be implemented by Erste Bank and the other parties to the proceedings. The court explicitly left its decision as to measures to effect its judgement to a second stage of the proceedings.

The Cartel Court's decision does not affect the consolidation of the Qualifying Capital of the savings banks as part of Erste Bank's balance sheet yet. However, there is a possibility that the Cartel Court will impose measures which are incompatible with Erste Bank's reporting obligations as parent company.

Erste Bank (along with other members of the Haftungsverbund) is already in the process to develop alternative solutions if such a situation should arise.

In December 2004, Erste Bank, together with some other members of the Haftungsverbund, filed an application with the Austrian Cartel Court for a declaratory decision that the Haftungsverbund qualifies as a "Zusammenschluss" (merger) within the meaning of the Austrian Cartel Act.

If the judgement is favourable, the successful cooperation of the savings banks will continue without restrictions and can be further intensified.

(18) Headcount at 30 September 2006

(weighted by degree of employment)

	30/9/06	31/12/05	%-Change
Employed by the group	**36,612**	**36,150**	**1.3**
Domestic incl. Haftungsverbund savings banks	14,850	14,757	0.6
International	21,762	21,393	1.7
Česká spořitelna Group	10,720	10,755	-0.3
Slovenská sporiteľňa Group	4,880	4,836	0.9
Erste Bank Hungary Group	2,870	2,551	12.5
Erste Bank Croatia	1,676	1,604	4.5
Erste Bank Serbia	838	915	-8.4
Other subsidiaries in CEE and foreign branches	778	732	6.3

In addition to the above number of employees, 63 persons were employed in non-bank enterprises of the Group (hotel and leisure sector) at 30 September 2006.

F. SEGMENT REPORTING

Austria

The very positive performance in the Austria segment in the first three quarters of 2006 seamlessly continued the good results of the previous year. The segment's net profit after minority interests was boosted by EUR 57.6 million (32.5%) compared to the first three quarters of 2005, from EUR 177.3 million to EUR 234.8 million. These earnings were made possible by the continuing highly successful performance in net commission income (up EUR 70.5 million or 11.9%) and a reduction in risk provisions for loans and advances (by EUR 15.3 million or 5.7%). While operating income grew by 7.7% from the year-earlier figure, the 1.2% (EUR 14.6 million) rise in general administrative expenses was, as in the past years, extremely modest.

Operating result for the first three quarters of 2006 was thus pushed up by EUR 49.6 million or 7.7% to EUR 690.8 million, with all sub-segments contributing to this increase. This growth also had a positive effect on the cost/income ratio (third quarter of 2006: 64.3%, third quarter of 2005: 65.7%). The decline in insurance income from EUR 30.9 million to EUR 15.7 million resulted from the previous year's exceptionally high base of revaluation and disposal gains on the investment portfolio in the insurance business. The adverse impact of a significant increase in interest rates on the value of securities holdings meant that this performance could not be repeated in the first nine months of 2006. Gains from the sale of financial investments (bonds and equity interests) led to an increase in other operating result from EUR 9.7 million to EUR 34.4 million. Return on equity rose from 12.1% to 15.3%, exceeding the target return of 15% for this financial year.

Savings Banks

Compared to the first three quarters of 2005, net profit after minority interests grew from EUR 1.6 million to EUR 8.3 million. The decrease of 8.1% in risk provisions for loans and advances is explained by a one-off occurrence at a savings bank in 2005. Net commission income (especially in securities, but also in payments services) was up significantly by 9.4% or EUR 23.8 million to EUR 275.8 million. This, in combination with the small increase in general administrative expenses (up EUR 2.0 million or 0.3%) improved the operating result by 9.1% relative to 2005, from EUR 262.5 million to EUR 286.5 million. Other operating result reflected primarily disposal gains from securities not held for trading. The cost/income ratio improved from 70.3% to 68.5% and return on equity rose to 3.5%.

Retail and Mortgage

The retail business continued to perform well, with net profit after minority interests advancing by a further EUR 5.4 million (8.1%) from EUR 67.4 million to EUR 72.9 million. Despite a seasonally poorer third quarter, net commission income (up EUR 14.3 million or 6.1%) remained the driving force for these earnings, thanks particularly to sales commissions from equity issues at the branch level and from the good securities business performance, especially in the first half of 2006. In spite of strong, competition-induced margin pressure on the deposit side, net interest income improved slightly as a result of expanding, particularly new, mortgage loan volume (from EUR 383.9 million in the first three quarters of 2005 to EUR 386.2 million in 2006). A decrease in profits from insurance business from EUR 30.9 million to EUR 15.7 million (down 54.4%) was attributable to the market trend in interest rates which meant that high prior-year revaluation and disposal gains from the investment portfolio could not be duplicated this year. The downturn in other operating result reflects a change in the basis of consolidation of the equity interests grouped under this sub-segment.

Even with the progressive expansion of business by subsidiaries into Erste Bank's extended home market (such as in asset management), general administrative expenses were kept at the previous year's level. Operating result in this sub-segment improved from EUR 183.4 million to EUR 185.9 million, or by 1.3%. Here, the rate of growth was somewhat hampered by the already mentioned excellent insurance income recorded in the first nine months of 2005. The cost/income ratio improved to 71.8% from last year's level of 72.1%; return on equity was 10.3%.

in EUR million	SAVINGS BANKS		RETAIL & MORTGAGE		LARGE CORPORATES	
	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005
Net interest income	616.5	618.3	386.2	383.9	105.4	105.4
Risk provisions for loan and advances	-133.3	-145.0	-73.6	-79.8	-45.2	-42.6
Net commission income	275.8	252.0	248.9	234.6	68.7	53.6
Net trading result	16.7	12.6	7.8	7.4	2.6	1.0
General administrative expenses	-622.4	-620.3	-472.7	-473.2	-71.6	-64.2
Income from insurance business	0.0	0.0	15.7	30.9	0.0	0.0
Other operating results	6.7	3.4	-2.8	5.4	22.1	2.6
Pre-tax profit	**159.9**	**120.9**	**109.5**	**109.1**	**82.0**	**55.8**
Taxes on income	-34.3	-31.4	-23.5	-25.1	-17.8	-13.2
Minority interest	-117.3	-87.9	-13.0	-16.5	-5.5	-6.7
Net profit after minority interests	**8.3**	**1.6**	**72.9**	**67.4**	**58.7**	**35.9**
Average risk-weighted assets	25,525.5	23,685.4	13,135.4	12,109.6	7,684.2	6,585.0
Average attributed equity	313.1	262.0	947.9	915.7	554.5	497.9
Cost/income ratio	**68.5%**	**70.3%**	**71.8%**	**72.1%**	**40.5%**	**40.1%**
ROE based on net profit	**3.5%**	**0.8%**	**10.3%**	**9.8%**	**14.1%**	**9.6%**
Funding costs	-10.0	-11.1	-21.2	-24.3	-10.8	-11.6

TRADING & INVESTMENT BANKING		AUSTRIA	
1-9 2006	1-9 2005	1-9 2006	1-9 2005
49.4	48.5	1,157.5	1,156.0
0.0	0.0	-252.1	-267.4
68.1	50.9	661.5	591.0
71.7	70.4	98.8	91.4
-76.1	-70.3	-1,242.7	-1,228.1
0.0	0.0	15.7	30.9
8.4	-1.8	34.4	9.7
121.7	**97.7**	**473.0**	**383.5**
-26.7	-25.4	-102.3	-95.1
0.0	0.0	-135.9	-111.1
95.0	**72.3**	**234.8**	**177.3**
3,179.3	3,687.4	49,524.4	46,067.4
229.4	278.8	2,045.0	1,954.5
40.2%	**41.4%**	**64.3%**	**65.7%**
55.2%	**34.6%**	**15.3%**	**12.1%**
-0.2	-1.1	-42.2	-48.1

Large Corporates

In the Large Corporates sub-segment, net profit after minority interests grew by EUR 22.7 million or 63.2% from the first nine months of 2005 to EUR 58.7 million. This improvement was fuelled chiefly by net commission income (up EUR 15.1 million or 28.1% from EUR 53.6 million to EUR 68.7 million) and by other operating result (up EUR 19.4 million from EUR 2.6 million to EUR 22.1 million). The rapid growth in net commission income was generated by a very strong result at leasing subsidiary Immorent as well as by income from capital market transactions and project business. The significant rise in other operating result stemmed both from disposal gains on financial investments and from one-off proceeds from the sale in the first quarter of 2006 of a private equity investment assigned to this sub-segment.

General administrative expenses increased by 11.5% from EUR 64.2 million to EUR 71.6 million, due to higher costs in the real estate lease business associated with the expansion of business activities in Erste Bank's extended home market. The small increase of 2.6% in risk provisions for loans and advances to EUR 45.2 million was related partly to provisioning for a securities settlement case and the resulting credit financing. The cost/income ratio was 40.5% and return on equity rose significantly from 9.6% to 14.1%.

Trading and Investment Banking

Net profit after minority interests was up 31.4% from the first nine months of 2005, rising from EUR 72.3 million to EUR 95.0 million. In net interest income, a decline caused by the market interest rate trend and the flat yield curve was offset by exceptionally good results in the money market business. Net commission income rose by 34% from EUR 50.9 million to EUR 68.1 million, thanks primarily to securities business – particularly in structured products – and income from capital market transactions. Costs resulting from the significantly higher transaction volume led to an increase of 8.2% in general administrative expenses compared to the first three quarters of the previous year; this was higher than the rise in the other sub-segments of the Austria segment. On balance, the cost/income ratio improved from 41.4% to 40.2% and return on equity grew significantly from 34.6% to 55.2% as a result of both the substantially higher profit and the lower capital allocation (as a result of declining risk-weighted assets).

Central and Eastern Europe

Czech Republic

At Česká spořitelna, net profit after minority interests rose by EUR 31.5 million or 15.1% compared to the corresponding period in 2005, from EUR 208.9 million to EUR 240.4 million. An even more pronounced improvement was recorded at operating level, with operating result growing by almost 29%. This was driven by net interest income which, despite market interest rate levels that remained below the euro reference rates, but assisted by interest rate hikes on the part of the Czech central bank as well as credit expansion, was boosted by 21.3% from the year-earlier figure of EUR 434.8 million to EUR 527.4 million.

Net commission income grew by 9.1% from EUR 217.2 million to EUR 237.0 million. This was mainly due to very strong results in the insurance, building society and securities businesses. An increase in general administrative expenses from EUR 408.1 million to EUR 443.8 million (up 8.7% including currency effects, but only 3.0% on a constant-currency basis) was driven by higher depreciation and amortisation and higher accrued expenses. Other operating result contracted from EUR 26.3 million to EUR -5.4 million, due especially to lower revaluation and disposal gains from securities at fair value through profit or loss and available-for-sale. Based on this excellent performance on the income side, operating result improved by 29.1% from EUR 285.7 million to EUR 368.8 million. This increase was helped by the favourable movement in the CZK/EUR exchange rate (up 5.3%). The cost/income ratio improved from 58.8% to 54.6% and return on equity was 39.5%.

	CZECH REPUBLIC		SLOVAKIA		HUNGARY		CROATIA	
in EUR million	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005
Net interest income	527.4	434.8	164.5	139.8	167.9	150.1	78.5	80.7
Risk provisions for loan and advances	-32.5	-19.9	-9.6	-9.0	-25.2	-14.1	-10.3	-8.3
Net commission income	237.0	217.2	61.1	62.0	58.1	45.3	20.9	16.1
Net trading result	38.6	35.8	15.2	9.0	22.1	27.5	13.6	6.9
General administrative expenses	-443.8	-408.1	-137.5	-122.7	-141.3	-133.6	-61.1	-52.6
Income from insurance business	9.6	6.0	0.0	0.0	0.0	0.0	0.0	0.0
Other operating results	-5.4	26.3	-3.2	-5.8	-14.5	-11.4	-0.6	-2.5
Pre-tax profit	**330.9**	**292.1**	**90.6**	**73.3**	**67.0**	**63.8**	**41.0**	**40.4**
Taxes on income	-81.6	-76.9	-17.7	-10.6	-15.0	-13.0	-8.2	-7.9
Minority interest	-8.9	-6.4	-0.1	0.2	-0.2	-0.1	-12.5	-12.9
Net profit after minority interests	**240.4**	**208.9**	**72.7**	**62.8**	**51.8**	**50.7**	**20.3**	**19.6**
Average risk-weighted assets	11,245.8	8,868.5	3,244.2	2,290.5	3,794.4	2,348.4	2,955.4	2,175.7
Average attributed equity	811.5	670.6	234.1	173.2	273.8	177.6	213.3	164.5
Cost/income ratio	**54.6%**	**58.8%**	**57.1%**	**58.2%**	**57.0%**	**59.9%**	**54.1%**	**50.7%**
ROE based on net profit	**39.5%**	**41.5%**	**41.4%**	**48.4%**	**25.2%**	**38.0%**	**12.7%**	**15.9%**
Funding costs	-13.0	-16.8	-10.2	-12.2	-14.1	-15.1	-3.3	-3.3

Slovakia

Net profit after minority interests at Slovenská sporiteľňa saw an increase of 15.7% compared to the first three quarters of 2005, from EUR 62.8 million to EUR 72.7 million. In net interest income, the scheduled redemption of high-yield bonds was more than offset by a number of factors: the stronger than expected expansion in retail lending, higher gains from holdings measured at equity, and lower funding costs allocated to the Slovakia sub-segment. Net commission income was down slightly from the previous year (EUR 61.2 million versus EUR 62.0 million in 2005). However, this represented the distorting effect of the first-time accrual, at end-2005, of up-front commission income (a change implemented in accordance with IAS 39).

SERBIA		CENTRAL AND EASTERN EUROPE	
1-9 2006	1-9 2005	1-9 2006	1-9 2005
2.9	0.9	941.2	806.3
-1.6	-0.7	-79.2	-52.0
2.7	0.6	379.8	341.3
-0.6	0	88.9	79.7
-20.5	-1.4	-804.3	-718.4
0.0	0.0	9.6	6.0
-0.1	-0.1	-23.7	6.5
-17.3	**-0.2**	**512.2**	**469.4**
0.6	0.0	-122.0	-108.4
0.1	0.0	-21.6	-19.2
-16.6	**-0.2**	**368.7**	**341.8**
154.9	111.9	21,394.8	15,795.0
11.2	8.5	1,543.9	1,194.4
n.a.	**n.a.**	**56.7%**	**58.3%**
n.a.	**n.a.**	**31.8%**	**38.2%**
-2.8	-0.3	-43.5	-47.7

General administrative expenses rose by EUR 14.7 million, from EUR 122.7 million to a new total of EUR 137.5 million. This was explained largely by higher personnel costs, which were partly related to a change in accrued expenses not recognised in the first three quarters of the prior year. Contrary to earlier expectations, and despite a significantly higher tax rate, both operating result (up 17.3%) and net profit after minority interests (up 15.7%) increased substantially. However, a higher equity allocation due to the fast growing credit portfolio resulted in a decrease in return on equity from 48.4% to 41.4%. The cost/income ratio improved from 58.2% to 57.1%.

Hungary

Erste Bank Hungary's operating result grew by EUR 17.3 million or 19.4% in the first nine months of 2006, from EUR 89.4 million to EUR 106.7 million. This was achieved despite the 7.3% fall in the HUF/EUR exchange rate. Net interest income increased to EUR 167.9 million from the 2005 level of EUR 150.1 million, a lift of EUR 17.8 million or 11.8%. The main contributing factor was the strong expansion of the loan book. A rise in risk provisions for loans and advances, from EUR 14.1 million to EUR 25.2 million, reflected primarily the absence of the first-time-consolidation effects that had reduced this item in 2005, as well as the increase in loan volume.

Net commission income continued to show significant growth, thanks to the already mentioned one-off effects in the first quarter of this year. The full year 2006 remains likely to bring considerable growth of well more than 15% in net commission income compared to the previous year. The rise in general administrative expenses can be attributed primarily to higher staff and marketing costs in connection with the expansion of the branch network (adding 33 branches from 146 to 179). Net profit after minority interests grew by 2.3% (9.8% excluding exchange rate effects) from EUR 50.7 million to EUR 51.8 million; the cost/income ratio improved from 59.9% to 57.0%.

Croatia

Operating result at Erste Bank Croatia was up slightly, by 1.4% to EUR 51.9 million for the first nine months of 2006. A direct year-on-year comparison of net interest income (down 2.8% to EUR -2.2 million) for the reporting period is complicated by the reclassification of valuation gains from banking book derivatives to the net trading result. Moreover, the present stringent legislative controls aimed at curbing foreign

currency lending in Croatia detracted substantially from net interest income. Over the past twelve months the required minimum reserve for foreign currency deposits has been raised from an average of 30% to 55%. The severe adverse effect of these factors on the net interest margin could not be offset despite good rates of growth.

Net commission income grew by 29.6% from EUR 16.1 million to a new total of EUR 20.9 million, an increase driven notably by payments services and lending. Growth in net trading result came mostly from the reclassification of derivatives revaluation gains referred to above. The optimisation of the branch network and the associated hiring of new staff meant that general administrative expenses went up by EUR 8.5 million or 16.2% from EUR 52.6 million to EUR 61.1 million. In the third quarter of 2006, general administrative expenses nonetheless eased for the first time this year. Return on equity decreased from 15.9% to 12.7% and the cost/income ratio deteriorated from 50.7% to 54.1%..

Serbia

Since August 2005 the consolidated financial statements include Erste Bank Serbia. September 2005 saw the launch of an extensive transformation programme that aims to optimise operational processes and strengthen the bank's competitive position in the Serbian market. Most of the reported loss of EUR 16.6 million is associated with the restructuring and expansion strategy pursued in Serbia, as well as the effects of the Serbian Central Bank's strict limits on foreign currency lending growth. In view of the significant deterioration in the regulatory environment for the banking sector, as well as of additional restructuring expenses, a bottom-line negative contribution of between EUR 15 million and EUR 18 million is forecast for the financial year as a whole. The target for return on equity in 2008 remains 20% on a local basis.

International Business

The good results in International Business continued in the first three quarters of 2006. Net profit after minority interests improved by EUR 14.2 million or 19.3% from EUR 73.5 million to EUR 87.7 million. A reduction in net interest income resulted primarily from the current narrowing of margins in the syndication business. The favourable decrease in risk provisions for loans and advances stemmed from the release of provisions thanks to improvement in the risk profile of the international portfolio. The growth in net profit was driven by three main factors: an improved other operating result driven especially by partial recoveries on previously fully written-off loans; securities valuation gains; and rigorous cost management. The cost/income ratio improved from 19.8% to 18.8% and return on equity rose from 20.3% to 21.0%.

Corporate Center

The Corporate Center segment encompasses three types of items: the results of those companies which cannot be clearly assigned to a specific business segment; consolidating entries; and one-time effects that, in order to ensure comparability, have not been allocated to a business segment.

The trend in net commission income and general administrative expenses can be attributed largely to changes in profit consolidation from banking support operations. General administrative expenses were primarily affected by other administrative expenses for group projects begun in 2004 and strategic Group-wide activities. Accrual effects in general administrative expenses and commissions, which reduce the result reported for the first nine months, will be offset by the end of the year. Net interest income increased mainly as a result of investment income from the proceeds of the capital increase at the end of January 2006 that was conducted to finance the acquisition of Banca Comercială Română. The deterioration in other operating result for the first three quarters of this year was caused by a one-time effect from a securities settlement case and the resulting valuation adjustments.

in EUR million	INTERNATIONAL BUSINESS		CORPORATE CENTER		ERSTE BANK GROUP TOTAL	
	1-9 2006	1-9 2005	1-9 2006	1-9 2005	1-9 2006	1-9 2005
Net interest income	108.8	114.5	54.1	-13.3	2,261.5	2,063.5
Risk provisions for loan and advances	0.2	-9.7	0.0	0.0	-331.2	-329.1
Net commission income	25.1	22.7	-30.0	-33.1	1,036.5	921.9
Net trading result	0.0	0.0	0.1	0.5	187.8	171.6
General administrative expenses	-25.2	-27.2	-40.1	-16.3	-2,112.3	-1,990.0
Income from insurance business	0.0	0.0	0.0	0.0	25.3	36.9
Other operating results	9.9	2.1	-49.9	-28.7	-29.4	-10.4
Pre-tax profit	**118.9**	**102.4**	**-65.9**	**-90.9**	**1,038.2**	**864.4**
Taxes on income	-31.2	-29.0	21.8	23.4	-233.6	-209.1
Minority interest	0.0	0.0	2.1	-16.2	-155.3	-146.5
Net profit after minority interests	**87.7**	**73.5**	**-41.9**	**-83.8**	**649.3**	**508.8**
Average risk-weighted assets	7,704.8	6,387.9	347.8	352.2	78,971.8	68,602.5
Average attributed equity	556.0	483.0	2,503.3	26.6	6,648.2	3,658.5
Cost/income ratio	**18.8%**	**19.8%**	**n.a.**	**n.a.**	**60.2%**	**62.3%**
ROE based on net profit	**21.0%**	**20.3%**	**n.a.**	**n.a.**	**13.0%**	**18.5%**
Funding costs	0.0	0.0	-13.4	-15.1	-99.0	-110.9

G. CHANGES IN TOTAL QUALIFYING CAPITAL

in EUR million	30/9/06	31/12/05	30/9/05
Subscribed capital	617	486	486
Reserves	8,000	5,087	4,404
Less intangible assets	-440	-461	-455
Core capital (Tier 1)	**8,177**	**5,112**	**4,435**
Eligible subordinated liabilities	3,532	3,029	3,000
Revaluation reserve	273	352	221
Qualifying supplementary capital (Tier 2)	**3,805**	**3,381**	**3,221**
Short-term subordinated capital (Tier 3)	**307**	**331**	**246**
Deductions according to Section 23 (13) and Section 29 (1-2) Austrian Banking Act	-211	-213	-423
Total eligible qualifying capital	**12,078**	**8,611**	**7,479**
Capital requirement	6,938	6,390	6,050
Surplus capital	5,140	2,221	1,429
Cover ratio (in %)	174.1	134.8	123.6
Tier 1 ratio (in %)	**10.0**	**6.8**	**6.3**
Solvency ratio (in %)	**14.3**	**11.0**	**10.0**
Risk-weighted assets acc. to Section 22 (2) Austrian Banking Act	81,534	75,078	70,486
8 % minimum capital requirement	6,523	6,006	5,639
Capital requirement for open foreign exchange position acc. to Section 26 Austrian Banking Act	4	12	6
Capital requirement for the Trading book acc. to Section 22 b (1) Austrian Banking Act	411	372	405
Total capital requirement	**6,938**	**6,390**	**6,050**

Quarterly financial data

CONSOLIDATED INCOME STATEMENT OF ERSTE BANK

in EUR million	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006
Net interest income	694.0	730.7	724.0	757.8	779.7
Risk provisions for loans and advances	-119.2	-92.5	-109.1	-109.2	-112.9
Net commission income	304.9	334.9	342.2	355.5	338.8
Net trading result	66.4	70.1	91.2	45.0	51.6
General administrative expenses	-666.9	-686.9	-693.9	-711.0	-707.4
Income from insurance business	10.0	-0.2	7.7	7.3	10.3
Other operating result	-1.0	-5.7	18.3	-19.2	-28.5
Pre-tax profit for the period	**288.2**	**350.4**	**380.4**	**326.2**	**331.6**
Taxes on income	-69.6	-90.9	-85.6	-73.4	-74.6
Profit for the period	**218.6**	**259.5**	**294.8**	**252.8**	**257.0**
Minority interests	-45.5	-56.6	-55.2	-43.7	-56.4
Net profit after minority interests	**173.1**	**202.9**	**239.6**	**209.1**	**200.6**

CONSOLIDATED BALANCE SHEET OF ERSTE BANK

in EUR million	Q3 2005	Q4 2005	Q1 2006	Q2 2006	Q3 2006
Total assets	**156,931**	**152,660**	**158,815**	**160,229**	**162,569**
Loans and advances to credit institutions	20,058	16,858	18,604	19,890	18,307
Loans and advances to customers	79,946	80,419	84,310	84,474	87,230
Risk provisions for loans and advances	-2,902	-2,817	-2,809	-2,773	-2,823
Securities and other financial investments	47,678	47,681	48,401	48,950	50,263
Other assets	12,151	10,519	10,309	9,688	9,592
Total liabilities and shareholders' equity	**156,931**	**152,660**	**158,815**	**160,229**	**162,569**
Amounts owed to credit institutions	37,365	33,911	36,213	35,897	34,135
Amounts owed to customers	71,421	72,793	75,151	77,836	80,660
Debts evidenced by certificates and subordinated capital	25,512	25,581	24,202	23,277	23,864
Other liabilities, including minority interests	18,762	16,246	16,313	16,354	16,731
Shareholders' equity	3,871	4,129	6,936	6,865	7,179

SHAREHOLDER EVENTS

28 February 2007	Full-year preliminary results 2006
30 April 2007	First quarter results for 2007
31 May 2007	Annual general meeting
5 June 2007	Ex-dividend day
6 June 2007	Dividend payment day

INVESTOR RELATIONS

ERSTE BANK, Milchgasse 1, A-1010 Vienna

Phone:	+43 - (0) 50 100 -17 693
Fax:	+43 - (0) 50 100 -913 112
Email:	investor.relations@erstebank.at
Internet:	www.erstebank.com/ir

Gabriele Werzer

Phone:	+43 - (0) 50 100 -11 286
Email:	gabriele.werzer@erstebank.at

Thomas Sommerauer

Phone:	+43 - (0) 50 100 -17 326
Email:	thomas.sommerauer@erstebank.at

Josef Kerekes

Telefon:	+43 - (0) 50 100 -16 878
Email:	josef.kerekes@erstebank.at

TICKER SYMBOLS

Reuters:	ERST.VI
Bloomberg:	EBS AV
Datastream:	O:ERS
ISIN:	AT0000652011
ADR Cusip-Code:	296 036 304